

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Peter Arduini
Chief Executive Officer and Director
GE HealthCare Technologies Inc.
500 W. Monroe Street
Chicago, IL
60661

      Re: GE HealthCare Technologies Inc.
           Draft Registration Statement on Form S-1
           Submitted April 18, 2023
           CIK No. 0001932393

Dear Peter Arduini:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Andrew Fabens